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                                                                    EXHIBIT 12.1

    The ratio of earnings to fixed charges is computed by dividing (a) income before interest expense, income taxes and other fixed charges by (b) fixed charges including interest expense, amortization of debt issuance costs and the portion of rent expense which represents interest. For each of the periods indicated above, earnings were insufficient to cover fixed charges by the amounts noted above. The deficiency in earnings to cover fixed charges is computed by adding net loss to the portion of rent expense which represents interest for all periods presented.